Exhibit (a)(5)(iv)

Contacts:
Asset Acceptance Capital Corp.	Noel Ryan III
Lambert, Edwards &
Associates
616-233-0500/aacc@lambert-
edwards.com
Asset Acceptance Capital Corp. Commences Modified “Dutch Auction” Tender Offer to
Purchase up to 1,858,000 Shares in a Price Range of $18.25 to $20.00 Per Share as Part of a
Larger Recapitalization Plan
Warren, Mich., May 9, 2007 — Asset Acceptance Capital Corp. (NASDAQ: AACC), a leading purchaser and collector of charged-off consumer debt, today announced it is commencing its modified “Dutch auction” tender offer as part of a larger plan to recapitalize Asset Acceptance Capital Corp. (the “Company”) and return $150 million to shareholders.
The two key elements of the recapitalization plan consist of using up to $75 million to repurchase shares of common stock from shareholders and, subject to further approval by the Company’s Board of Directors, the remaining balance of the $150 million will be paid in the form of a special one-time cash dividend to the holders of the Company’s common stock.
The repurchase of up to $75 million of shares from shareholders will be accomplished through the following two transactions:
•	Through the repurchase of up to 1,858,000 shares (plus up to an additional 2% of shares outstanding), to be accomplished by a “Dutch auction” tender offer to its shareholders.

•	The remaining balance of the $75 million will be used to repurchase shares pursuant to a stock repurchase agreement with the Company’s largest shareholder, its Chairman, President and Chief Executive Offer and its Senior Vice President and Chief Financial Officer. Under this agreement, the Company has agreed to repurchase shares from these shareholders to maintain their pro rata beneficial ownership interest in the Company after giving effect to the tender offer. These shareholders currently own beneficially approximately 50.4% of the Company’s outstanding shares of common stock and have elected not to tender any shares in the tender offer. The repurchase will be at the same price per share as is paid in the tender offer and will occur on the 11th business day following the expiration date of the tender offer.
The Company anticipates obtaining the funds needed to finance the recapitalization plan, including the tender offer, with the proceeds of a new $150 million term loan being arranged by J.P. Morgan Securities Inc., the dealer manager in the tender offer, as part of a new credit facility that will also include a revised $100 million revolving credit facility. The Company has entered into a commitment letter with the dealer manager and its affiliate, JPMorgan Chase Bank, N.A., subject to customary conditions, to arrange the new credit facility. However, the consummation of the return of capital plan, including the tender offer, is conditioned upon the Company’s ability to close on the new credit facility on terms and conditions satisfactory to the Company.
Brad Bradley, Chairman, President and Chief Executive Officer stated that: “We believe that the recapitalization, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our shareholders. The tender offer will provide those shareholders who might prefer a less leveraged balance sheet with a selling opportunity without the usual transaction costs associated with open market transactions. Our plan also allows shareholders who desire to continue their investment to retain their shares and, after completion of our return of capital plan, potentially benefit from (1) increased equity return opportunities available due to our higher leverage, (2) the expected significant special cash dividend described earlier, and (3) an increased percentage ownership in AACC.”
Tender Offer
In the tender offer, the Company intends to purchase up to 1,858,000 shares (plus up to an additional 2% of shares outstanding) in a price range of $18.25 to $20.00 per share. The tender offer will expire, unless extended by the Company, at 5:00 P.M., New York City Time, on June 7, 2007.
The high end of the per share price range represents a maximum aggregate repurchase of $37.2 million for 1,858,000 shares. It also reflects a premium of approximately 24% relative to the closing price of $16.14 on April 24, 2006, the last closing price prior to the Company’s announcement of its intention to return $150 million of cash to shareholders through the recapitalization plan.
A modified “Dutch auction” tender offer will allow shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 1,858,000 shares, or such lesser number of shares as are properly tendered. The Company also reserves the right in the tender offer to purchase up to an additional 2 percent of its shares outstanding. Tender offer materials will be distributed promptly to shareholders and filed with the Securities and Exchange Commission.
Several of the Company’s executive officers have indicated they intend to tender shares. In addition, the Company has entered into the stock repurchase agreement described earlier with the Company’s largest shareholder, its Chairman, President and Chief Executive Offer and its Senior Vice President and Chief Financial Officer.
J.P. Morgan Securities Inc. will serve as the dealer manager for the tender offer. MacKenzie Partners, Inc. will serve as the information agent and LaSalle Bank, National Association will serve as the depositary in the tender offer.

Stock Repurchase Agreement
Under the stock repurchase agreement the Company has agreed to repurchase a number of shares beneficially owned by AAC Quad-C Investors LLC, its largest shareholder and with whom the Company’s directors, Terry D. Daniels and Anthony R. Ignaczak, are affiliated; Nathaniel F. Bradley IV, the Company’s Chairman, President and Chief Executive Officer; and Mark A. Redman, the Company’s Senior Vice President and Chief Financial Officer, to maintain their pro rata beneficial ownership interest in the Company after giving effect to the tender offer. These shareholders currently own beneficially approximately 35.6%, 12.2% and 2.6%, respectively, of the Company’s outstanding shares of common stock and have elected not to tender any shares in the tender offer. This repurchase will be at the same price per share as is paid in the tender offer and will occur on the 11th business day following the expiration date of the tender offer.
Assuming the Company acquires 1,858,000 shares in the tender offer, 32,840,625 shares will be outstanding immediately after the tender offer and the Company would then repurchase another 1,892,000 shares in the aggregate pursuant to the stock repurchase agreement on the 11th business day after the tender offer, with 1,335,000 shares, 459,000 shares and 98,000 shares to be repurchased from those beneficially owned by AAC Quad-C Investors LLC, Mr. Bradley and Mr. Redman, respectively.
Special One-Time Cash Dividend
The Company expects, subject to the approval of its Board of Directors, to pay a special one-time cash dividend to our shareholders shortly after the completion of the purchases in the tender offer and pursuant to the stock repurchase agreement in an amount which, after subtracting the purchase price paid in the tender offer and pursuant to the stock repurchase agreement, equals $150 million.
Tender Offer Statement
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s shares of common stock. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to shareholders promptly. Shareholders should read carefully the offer to purchase, the letter of transmittal and related materials when they are available because they will contain important information. Shareholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, shareholders also may obtain a copy of these documents, free of charge, from MacKenzie Partners., Inc., the Company’s information agent in connection with the offer, by calling toll-free (800) 322-2885. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
About AACC

For more than 40 years, Asset Acceptance has provided credit originators, such as credit card issuers, consumer finance companies, retail merchants, utilities and others an efficient alternative in recovering defaulted consumer debt. For more information, please visit www.AssetAcceptance.com.
Asset Acceptance Capital Corp. Safe Harbor Statement
This press release contains certain statements, including the Company’s plans and expectations regarding its intended return of capital to shareholders, operating strategies, charged-off receivables and costs, which are forward-looking statements. These forward-looking statements reflect the Company’s views, at the time such statements were made, with respect to the Company’s future plans, objectives, events, portfolio purchases and pricing, collections and financial results such as revenues, expenses, income, earnings per share, capital expenditures, operating margins, financial position, expected results of operations and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. In addition, words such as “plans,” “estimates,” “expects,” “intends,” “should,” “could,” “will,” variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Risk Factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. There are a number of factors, many of which are beyond the Company’s control, which could cause actual results and outcomes to differ materially from those described in the forward-looking statements. Risk Factors include, among others: ability to purchase charged-off consumer receivables at appropriate prices, ability to continue to acquire charged-off receivables in sufficient amounts to operate efficiently and profitably, employee turnover, ability to compete in the marketplace, acquiring charged-off receivables in industries that the Company has little or no experience, integration and operations of newly acquired businesses, ability to achieve anticipated cost savings from office closings without the disruption of collections associated with these offices, and additional factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission on Form 10-K and 10-Q and exhibits thereto. Other Risk Factors exist, and new Risk Factors emerge from time to time that may cause actual results to differ materially from those contained in any forward- looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, the Company expressly disclaims any obligation to update, amend or clarify forward-looking statements. In addition to the foregoing, several Risk Factors are discussed in the Company’s most recently filed Annual Report on Form 10-K and other SEC filings, in each case under the section titled “Forward Looking Statements” or similar headings and those discussions regarding risk factors as well as the discussion of forward looking statements in such sections are incorporated herein by reference.